# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Freshworks Inc., CIK 0001544522
CUSIP: 358054104
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 2950 S. Delaware Street, Suite 201, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 07/22/2025
Filed by CIK 0001607841
Persons authorized to receive notices and communications: Roelof Botha, 2800 Sand Hill Road, Suite 101, Menlo Park, California (CA), 94025, (650) 854-3927

## Reporting persons
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS, L.P. ("SC GGF III") (CIK 0001740907): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 7,160,885; sole dispositive power 0; shared dispositive power 7,160,885; aggregate amount beneficially owned 7,160,885 (2.9% of the class)
  Comment: Row 8, 10 and 11. Includes 4,275,582 Class B shares and 2,885,303 Class A Shares.
  Row 13. Based on 241,553,184 shares of Class A Common Stock stated to be outstanding as of April 25, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2025.
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS MANAGEMENT, L.P. ("SC GGF III MGMT") (CIK 0001767303): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 7,160,885; sole dispositive power 0; shared dispositive power 7,160,885; aggregate amount beneficially owned 7,160,885 (2.9% of the class)
  Comment: Row 8, 10 and 11. Includes 4,275,582 Class B shares directly owned by SC GGF III and 2,885,303 Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT.
  
  Row 13. Based on 241,553,184 shares of Class A Common Stock stated to be outstanding as of April 25, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2025.
- SC US (TTGP), LTD. ("SC US TTGP") (CIK 0001607841): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 7,160,885; sole dispositive power 0; shared dispositive power 7,160,885; aggregate amount beneficially owned 7,160,885 (2.9% of the class)
  Comment: Row 8, 10 and 11. Includes 4,275,582 Class B shares directly owned by SC GGF III and 2,885,303 Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.
  
  Row 13. Based on 241,553,184 shares of Class A Common Stock stated to be outstanding as of April 25, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2025.
- DOUGLAS LEONE ("DL") (CIK 0001195580): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 61,774; shared voting power 7,160,885; sole dispositive power 61,774; shared dispositive power 7,160,885; aggregate amount beneficially owned 7,222,659 (2.9% of the class)
  Comment: Row 8, 10 and 11. Includes 4,275,582 Class B shares directly owned by SC GGF III and 2,885,303 Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.
  
  Row 13. Based on 241,553,184 shares of Class A Common Stock stated to be outstanding as of April 25, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2025.
- ROELOF BOTHA ("RB") (CIK 0001222287): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 53,436; shared voting power 7,160,885; sole dispositive power 53,436; shared dispositive power 7,160,885; aggregate amount beneficially owned 7,214,321 (2.9% of the class)
  Comment: Row 8, 10 and 11. Includes 4,275,582 Class B shares directly owned by SC GGF III and 2,885,303 Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.
  
  Row 13. Based on 241,553,184 shares of Class A Common Stock stated to be outstanding as of April 25, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Freshworks Inc.
Address of issuer's principal executive offices: 2950 S. Delaware Street, Suite 201, San Mateo, California (CA), 94403
Comment:
Except as set forth in this Amendment No. 4 (this "Amendment"), the initial Schedule 13D filed on March 21, 2022, as amended by Amendment No. 1 thereto on November 14, 2022 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2") thereto on July 25, 2022 and Amendment No. 3 thereto on November 7, 2023 ("Amendment No. 3" and collectively, with the initial Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Original 13D") remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.
The Reporting Persons are filing this Amendment to reflect pro rata distributions of Class A Common Stock of the Company to partners or members for no consideration by Sequoia Capital Global Growth Fund III - Endurance Partners, L.P. and subsequent distributions by general partners or managing members to their respective partners or members.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) and (c) of Item 5 of the Original 13D are hereby amended and restated in their entirety as follows:

(a) References to percentage ownerships of Class A Common Stock in this Statement are based upon the 241,553,184 shares of Class A Common Stock stated to be outstanding as of April 25, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2025. The Reporting Persons may be deemed to beneficially own an aggregate of 2,885,303 shares of Class A Common Stock and 4,275,582 shares of Class B Common Stock, which represents approximately 2.9% of the Company's Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC GGF III beneficially owns 2,885,303 shares of Class A Common Stock and 4,275,582 shares of Class B Common Stock, which represents approximately 2.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III Management, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 7,160,885 shares of Class A Common Stock, of which 4,275,582 are shares of Class B Common Stock, which represents approximately 2.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of SC GGF III Management may be deemed to beneficially own an aggregate of 7,160,885 shares of Class A Common Stock, of which 7,160,885 are shares of Class B Common Stock, which represents approximately 2.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

DL and RB are the directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III. SC US TTGP is the general partner of SC GGF III Management, which is the general partner of SC GGF III. As such, DL and RB may be deemed to beneficially own an aggregate of 7,222,659 and 7,214,321 shares of Class A Common Stock, of which 4,275,582 are shares of Class B Common Stock, which represents approximately 2.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days: Except as described in this Item 5(c), the Reporting Persons have not effected any transactions in the Class A Common Stock and Class B Common Stock during the past 60 days. On July 22, 2025, Sequoia Capital Global Growth Fund III - Endurance Partners, L.P. distributed 7,160,884 shares of Class A Common Stock (issued upon conversion of shares of Class B Common Stock) pro rata to partners or members for no consideration. As a result of those distributions, RB acquired sole beneficial ownership of 26,718 shares of Class A Common Stock and DL acquired sole beneficial ownership of 30,887 shares of Class A Common Stock. On July 23, 2025, Sequoia Capital Global Growth Fund III - Endurance Partners, L.P. distributed 7,160,884 shares of Class A Common Stock (issued upon conversion of shares of Class B Common Stock) pro rata to partners or members for no consideration. As a result of those distributions, RB acquired sole beneficial ownership of 26,718 shares of Class A Common Stock and DL acquired sole beneficial ownership of 30,887 shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: July 23, 2025

## Signatures
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS, L.P. ("SC GGF III"): /s/ Roelof Botha, Roelof Botha, Director (07/24/2025)
- SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS MANAGEMENT, L.P. ("SC GGF III MGMT"): /s/ Roelof Botha, Roelof Botha, Director (07/24/2025)
- SC US (TTGP), LTD. ("SC US TTGP"): /s/ Roelof Botha, Roelof Botha, Director (07/24/2025)
- DOUGLAS LEONE ("DL"): /s/ Douglas Leone, Douglas Leone (07/24/2025)
- ROELOF BOTHA ("RB"): /s/ Roelof Botha, Roelof Botha (07/24/2025)